August 27, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director
Tim Buchmiller

Re:	QuickLogic Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed on August 1, 2013
File No. 333-190277

Dear Ms. Ravitz:

On behalf of QuickLogic Corporation, a Delaware corporation (the “Company”), we provide this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), which were furnished by the Staff’s letter dated August 22, 2013 (the “Staff Letter”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing by electronic mail a copy of this letter and a marked copy of Amendment No. 2 (against the Amendment No.1 to Registration Statement filed on August 1, 2013). Amendment No. 2, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and have followed the comment with the Company’s response thereto.

Registration Statement Fee Table

1.

We see footnote 7 to your fee table that you may offer units composed of the securities already identified in your fee table. Similarly, page 18 of your prospectus indicates that guarantees may be issued in connection with the debt securities. In order issue units or guarantees, please also

U.S. Securities and Exchange Commission

Attn: Ms. Amanda Ravitz, Assistant Director

August 27, 2013

register those securities in your fee table and file an opinion on Exhibit 5.1 to your registration statement that also addresses the legality of those securities.

In response to the Staff’s comment in the Staff Letter, the calculation of registration fee table has been revised to include units composed of securities already identified in the fee table (the “Units”). In addition, pages 2 and 3 of the prospectus have been revised to provide additional information regarding the units.

In response to the Staff’s comment in the Staff Letter, the references to the potential issuances of guarantees in connection with debt securities have been deleted.

In response to the Staff’s comment in the Staff Letter, we have filed with Amendment No. 2 a revised Exhibit 5.1.

*        *        *         *

In response to the request of the Staff, we have provided as Exhibit A to this letter a written statement from the Company providing the requested acknowledgements.

Your prompt attention to our responses is greatly appreciated. If you have any further questions or comments, please do not hesitate to contact me at (415) 947-2101.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ John Randall Lewis

John Randall Lewis

cc:	QUICKLOGIC CORPORATION
Andrew J. Pease, Chief Executive Officer
Ralph S. Marimon, Chief Financial Officer
Patricia Hart, General Counsel

WILSON, SONSINI, GOODRICH & ROSATI, P.C.
Aaron J. Alter, Esq.
Michael Occhiolini, Esq.

EXHIBIT A

Acknowledgements of QuickLogic Corporation

As requested by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), QuickLogic Corporation, a Delaware corporation (the “Company”), hereby provides certain written confirmations to the Commission.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in its Registration Statement on Form S-3 (File No. 333-190277).

In addition, the Company acknowledges that:

(a)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 27, 2013

/s/ Ralph S. Marimon
Ralph S. Marimon
Chief Financial Officer
(Principal Accounting & Financial Officer)